

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Via Facsimile
Mr. Dror Svorai
President and CEO
Onteco Corporation
19495 Biscayne Blvd
Suite 411
Aventura, FL 33180

      Re: Onteco Corporation
               Form 10-K/A for Fiscal Year Ended
               December 31, 2009
               Filed May 6, 2011
               File No. 000-53104

Dear Mr. Svorai:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                          /s/ Brian K. Bhandari

                                          Brian K Bhandari
                                          Branch Chief